UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

96684W100

(CUSIP Number)

September 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 96684W100

1.	NAMES OF REPORTING PERSONS Act II Global LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON OO

CUSIP No. 96684W100

1.	NAMES OF REPORTING PERSONS John Carroll

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	156,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	156,000

	8. SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *%

12.	TYPE OF REPORTING PERSON IN

*Less than 1%.

This Schedule 13G/A is being filed as an amendment (“Amendment No. 2”) to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on behalf of Act II Global LLC (the “Sponsor”) and John Carroll, as the managing member of the Sponsor (collectively, the “Reporting Persons”), with respect to the common stock of Whole Earth Brands, Inc. (the “Issuer”) on February 14, 2020 (as amended, the “Schedule 13G”), the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 2 to report: (i) the distribution of shares of common stock by the Sponsor on a pro rata basis to its members or their permitted transferees, including to Mr. Carroll (the “Distribution”), and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the common stock.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

The Reporting Persons do not own shares of the Issuer’s common stock, other than the shares received by Mr. Carroll and his affiliates in connection with the Distribution.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Carroll
John Carroll
Date: September 29, 2020

/s/ John Carroll
As Managing Member of
Act II Global LLC
Date: September 29, 2020